July 29, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attn:	Sherry Haywood Asia Timmons-Pierce

Re:	Kimbell Tiger Acquisition Corporation
Draft Registration Statement on Form S-1
Filed June 11, 2021
CIK No. 0001863099

Ladies and Gentlemen:

On behalf of our client, Kimbell Tiger Acquisition Corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft registration statement on Form S-1 filed on June 11, 2021 (the “Draft Registration Statement”), contained in the Staff’s letter dated July 8, 2021 (the “Comment Letter”).

Each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the registration statement on Form S-1 as filed on July 29, 2021 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1

Risk Factors

We are not registering the shares of Class A common stock issuable upon exercise of the warrants under the Securities Act, page 72

1.	It appears from your fee table that you are attempting to register the issuance of common stock upon exercise of the warrants that are included as part of the units. Your disclosure here indicates you are not registering the issuance of shares underlying the warrants, contrary to the information in your fee table. Please reconcile or advise.

Securities and Exchange Commission

Kimbell Tiger Acquisition Corporation

July 29, 2021

Response: The Company has revised the disclosure in the risk factor to remove any statements that we are not registering the issuance of shares underlying the warrants. Please see page 71 of the Registration Statement.

Management, page 129

2.	Please state the nature of any family relationships between any director and executive officer, or person nominated or chosen by the registrant to become a director or executive officer, including between Robert D. Ravnaas and R. Davis Ravnaas. Refer to Item 401(d) of Regulation S-K.

Response: The Company has revised the disclosure in the Registration Statement to disclose family relationships between directors, executive officers and persons nominated or chosen to become directors or executive officers. Please see page 130 of the Registration Statement.

Exclusive Forum for Certain Lawsuits, page 160

3.	Please ensure that your disclosures here and on page 70 are consistent with the scope of your provision. In that regard, we note that on page 70 you disclose that the provision does not apply to the Exchange Act or Securities Act. However, here you disclose that Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction for claims arising under the Securities Act. If your exclusive provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: The Company has revised the disclosures in the Registration Statement related to the exclusive forum provision of the amended and restated certificate of incorporation of the Company. Please see pages 70 and 157 of the Registration Statement.

Securities and Exchange Commission

Kimbell Tiger Acquisition Corporation

July 29, 2021

Exhibit 4.4, page II-5

4.	We note your disclosure that your exclusive forum provision in your warrant agreement does not apply to actions arising under the Exchange Act. Please also ensure that the provision in the warrant agreement states this clearly.

Response: The Company confirms that the form of warrant agreement clearly states that the exclusive forum provision therein does not apply to actions arising under the Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum. Please see Section 9.3 of the form of warrant agreement filed as Exhibit 4.4 to the Registration Statement.

5.	We note you disclosure that your time period to complete a business combination is within 24 months from the closing of this offering or 27 months if an agreement in principle event has occurred. Please revise to clarify how investors will be informed that an agreement in principle event has occurred.

Response: The Company confirms that it will make public disclosure of any agreement in principle event that has the effect of extending the time period to complete a business combination beyond 24 months from the closing of the initial public offering. The Company commits to make such disclosure via Form 8-K within the time periods required by Form 8-K. The Company has revised the Registration Statement to disclose such commitment. Please see page 108 of the Registration Statement.

If you have any questions related to this letter, please do not hesitate to contact Jason A. Rocha at (713) 496-9732, A.J. Ericksen at (713) 496-9688 or Daniel Nussen at (213) 620-7796 of White & Case LLP.

Sincerely,

/s/ White & Case LLP

White & Case LLP

Securities and Exchange Commission

Kimbell Tiger Acquisition Corporation

July 29, 2021

cc:	Zachary M. Lunn, President and Chief Executive Officer, Kimbell Tiger Acquisition Corporation